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                              January 8, 2024

       Rafael Pinedo
       President and Principal Executive Officer
       CAM Group, Inc.
       5900 Balcones Drive,
       Suite 100
       Austin, TX 78731

                                                        Re: CAM Group, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 18,
2023
                                                            File No. 024-12339

       Dear Rafael Pinedo:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023, letter.

       Amendment No. 1 to Offering Statement on Form 1-A, Filed December 18,
2023

       Risk Factors
       Our Business Model is Evolving
       Manage potential future acquisitions, investments, divestitures, joint ventures and other transactions successfully, these activities..., page 17

   1. We note your disclosure on page 30 that you plan to engage in mergers and acquisition activity in England,
France and other NATO countries. Please amend this risk factor, or create a new risk
factor, to highlight that you may lose the benefit of a Regulation A exemption in the event
your principal place of business shifts to outside the United States or Canada.
 Rafael Pinedo
FirstName  LastNameRafael Pinedo
CAM Group,   Inc.
Comapany
January    NameCAM Group, Inc.
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
Description of the Business
Organization and History, page 29

2. We note your response to comment 5 and reissue. We acknowledge your amended disclosure stating that the March 22, 2022, agreement was with Technomeca Defense,
         Inc., rather than with Mr. Rafael A. Pinedo. However, since Mr. Pinedo directs Technomeca Defense, Inc. and is now also the President and CEO of the
         Company, please provide the information required by Item 13 of Form 1-A (Interest of
         Management and Others in Certain Transactions) or tell us why you believe such information is not required.
Exhibits

3. Please file or advise why you believe the March 22, 2022, agreement to purchase the control block of CAMG should not be filed under Item 17 of Form 1-A. General

4. We note your response to comment 1 and reissue in part. We acknowledge the inclusion of a new Amended and Restated Articles of Incorporation; however, your file on the website for the Nevada Secretary of State still states that you have authorized 100,000,000 shares of common stock. Please clarify this discrepancy.
       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Frank I Igwealor, Esq.